Exhibit 99.1

DYNASTY GAMING INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

AS AT SEPTEMBER 30, 2007

DYNASTY GAMING INC.
Interim Consolidated Balance Sheets
(stated in Canadian Dollars)
(unaudited)
	September 30, 2007	December 31, 2006
	$	$
ASSETS
Current assets
Cash	3,859,362	7,551,017
Restricted cash	36,709	43,030
Accounts receivable	99,061	53,804
Advances receivable	-	342,239
Prepaid expenses	28,435	159,586
Other receivable	-	150,000
	4,023,567	8,299,676
Deferred development costs (Note 5)	945,226	1,639,571
Property and equipment	570,733	465,175
	5,539,526	10,404,422

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	314,344	737,155
Deferred revenue	-	48,908
	314,344	786,063
Minority interest	30	-
	314,374	786,063
Shareholders' equity	5,225,152	9,618,359
	5,539,526	10,404,422
Subsequent Event (Note 9)

On behalf of the board:

"Albert Barbusci" ,_Director
"Joseph Lau" ,_Director

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Shareholders’ Equity

(stated in Canadian Dollars)
(unaudited)

	Capital Stock	Capital Stock	Contributed Surplus	Other Capital	Cumulative Currency Translation Adjustment	Deficit	Total Shareholders’ equity
	(note 7)	(note 7)
	#	$	$	$	$	$	$
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587
Shares & warrants issued - Private Placements	12,000,000	4,008,156		1,560,000			5,568,156
Shares issued - Brokers' Warrants	2,232,334	1,132,570		(106,470)			1,026,100
Shares issued - Stock Option Plan	440,444	129,195		(25,956)			103,239
Stock-based costs				1,042,146			1,042,146
Foreign currency translation					189,919	(189,919)	-
Net loss for the year						(6,895,869)	(6,895,869)
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued – Warrants (Note 6)	355,714	195,643		(17,786)			177,857
Shares issued - Stock Option Plan (Note 6)	464,967	325,926		(141,693)			184,233
Stock-based costs (note 7)				(176,766)			(176,766)
Net loss for the period						(4,578,531)	(4,578,531)
Balance - September 30, 2007	92,347,574	18,196,924	120,653	2,609,005	-	(15,701,430)	5,225,152

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Operations

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)
(unaudited)

	September 30, 2007		September 30, 2006
	3 months	9 months	3 months	9 months
	$	$	$	$
Revenues	-	51,740	17,792	64,090
Operating expenses
Direct costs	149,993	1,088,690	476,577	1,157,889
Marketing and promotion	349,160	2,012,967	323,880	830,642
Administrative	577,766	934,901	604,754	1,649,223
Amortization - deferred development costs	189,045	567,135	204,948	614,844
Amortization - property and equipment	51,893	124,526	12,241	33,010
	1,317,857	4,728,219	1,622,400	4,285,608
Loss from operations	(1,317,857)	(4,676,479)	(1,604,608)	(4,221,518)
Other
Interest income	131,760	157,526	26,794	104,938
Foreign exchange (loss) gain	(49,508)	(53,859)	(3,813)	(3,377)
Loss on disposal of equipment	(5,719)	(5,719)	-	-
	76,533	97,948	22,981	101,561
Net loss from continuing operations	(1,241,324)	(4,578,531)	(1,581,627)	(4,119,957)
Loss from discontinued operations (Note 5)	-	-	(144,379)	(186,626)
Gain on sale of discontinued operations (Note 5)	-	-	24,715	24,715
Net loss from discontinued operations	-	-	(119,664)	(161,911)
Net loss	(1,241,324)	(4,578,531)	(1,701,291)	(4,281,868)

Net loss per share
Basic and diluted
From continuing operations	(0.01)	(0.05)	(0.02)	(0.06)
From discontinued operations	-	-	(0.00)	(0.00)
	(0.01)	(0.05)	(0.02)	(0.06)
Weighted average number of common shares
Basic	92,347,574	92,347,574	77,485,443	77,234,330
Diluted	92,347,574	92,347,574	77,485,443	77,234,330

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Cash Flows

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)
(unaudited)

	September 30, 2007		September 30, 2006
	3 months	9 months	3 months	9 months
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(1,241,324)	(4,578,531)	(1,581,627)	(4,119,957)
Stock based compensation (Note 8)	189,602	(176,766)	111,570	326,156
Amortization of deferred development costs	189,045	567,135	204,948	614,844
Amortization of property and equipment	51,893	124,526	12,241	33,010
Loss on disposal of equipment	7,743	5,719	-	-
	(803,041)	(4,057,917)	(1,252,868)	(3,145,947)
Change in non-cash working capital:
Receivables	(47,116)	296,982	139,247	151,901
Prepaid expenses	21,722	131,151	(13,956)	(97,693)
Payables and accrued liabilities	6,869	(422,811)	219,072	(49,638)
Deferred revenue	-	(48,908)	(14,600)	14,600
	(18,525)	(43,586)	329,763	19,170
	(821,566)	(4,101,503)	(923,105)	(3,126,777)
Cash flows from investing activities
Decrease in restricted cash	2,610	6,321	(50)	(41,270)
Decrease in restricted deposits	-	-	-	116,300
Net cash transferred on sale of business	-	-	(1,029789)	(1,029789)
Decrease in other receivable	-	150,000	(300,000)	(300,000)
Tax credits received for development costs	-	127,210	-	277,088
Acquisition of property and equipment	(7,368)	(235,803)	(218,521)	(391,630)
Investment	326,408	-	-	-
	321,650	47,728	(1,548,360)	(1,369,301)
Cash flows from financing activities
Repayment of obligations under capital lease	-	-	(1,390)	(4,054)
Issuance of common shares net of costs	-	362,090	14,425	167,614
Minority interest	30	30	-	-
	30	362,120	13,035	163,560
Change in cash and cash equivalents from continuing operations	(499,886)	(3,691,655)	(2,458,430)	(4,332,518)
Change in cash and cash equivalents from discontinued operations (Note 5)	-	-	(191,471)	634,460
Net change in cash and cash equivalents	(499,886)	(3,691,655)	(2,649,901)	(3,698,058)
Cash and cash equivalents , beginning of period	4,359,248	7,551,017	5,005,109	6,053,266
Cash and cash equivalents , end of period	3,859,362	3,859,362	2,355,208	2,355,208

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)  (unaudited)

1.	Basis of Presentation

The consolidated interim financial statements included in this report are unaudited and have not been the subject of a review by our auditors.   These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated interim financial statements have been prepared in conformity with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and the notes as at and for the year ended December 31, 2006.

2.	Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act.   Through its wholly-owned subsidiaries, the Company is engaged in the development, marketing and licensing of proprietary online gaming software.

3.	Significant Accounting Policies

The same accounting policies and methods were followed as were followed in the preparation of the audited annual financial statements for the financial year ended December 31, 2006, with the addition of the following:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of Dynasty Gaming Inc. and its subsidiaries.  All significant inter-company transactions and balances have been eliminated upon consolidation. Acquisitions are recorded as purchases and the operations of the companies acquired during the period are included in the statements of operations from the dates of acquisition.

During the year a new foreign subsidiary,  BOBO Media Limited  (“BOBO”) was incorporated in the British Virgin Islands;  the Company owns 70% of the issued and outstanding shares of BOBO. BOBO is inactive and it is the intent of the Company to sell all of its shares in BOBO to a third party.

The Company’s subsidiaries are the following:

-	wholly-owned Canadian subsidiary, Mahjong Development Inc.,
-	wholly-owned Turks and Caicos Island subsidiary, Mahjong Systems Limited
-	wholly-owned Cyprus subsidiary, Mahjong Systems (Cyprus) Limited
-	wholly-owned British Virgin Islands subsidiary, DNY (BVI) Limited
-	70% owned British Virgin Islands subsidiary, BOBO Media Limited

Comparative Figures

The assets and liabilities as well as the operations and cash flows of the discontinued operations (see Note 5) were segregated in the accompanying interim financial statements and were reported as distinct line items.   Correspondingly, comparative figures for the prior period have been reclassified to conform to this presentation.

DYNASTY GAMING INC.
Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)  (unaudited)

4.	Deferred Development Costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life. The Company has performed an impairment review to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

	September 30,2007						December 31,2006
	Cost		Accumulated Amortization		Net Book Value		Net Book Value
	$		$		$		$
Deferred Development Costs		2,332,153		1,386,927		945,226	1,639,571

Research and development tax credits in the amount of $127,210 ($277,088 - December 31, 2006) were included as a reduction to the deferred development costs; the amount was based on the claims received.

5.	Discontinued Operations

On December 15, 2006 the Company sold its wholly-owned subsidiaries MedEvents Inc., Cadence Healthcare Communications Inc. and CPC Econometrics Inc.   The sale was a non-arm’s length transaction with effective date of September 30, 2006.

Gain on sale September 30, 2006:
Proceeds from sale	$300,000
Less : book value of subsidiaries as of September 30, 2006	(275,285)
Gain on sale	$24,715

The results of operations and cash flows of these subsidiaries have been segregated in the accompanying interim financial statements and reported as discontinued operations.

The results of discontinued operations were as follows for the interim period ended September 30, 2006:

	3 months	9 months
	$	$
Revenues	784,665	1,710,323
Operating expenses
Direct costs	797,521	1,526,896
Selling	30,726	114,100
Administrative	53,239	199,666
Amortization	6,456	28,675
Interest income	(3,997)	(5,068)
Foreign exchange loss (gain)	2,860	(9,360)
Gain on sale of equipment	(4,694)	(4,893)
	882,111	1,850,016
Loss from discontinued operation	(97,446)	(139,693)
Translation adjustment loss	(46,933)	(46,933)
Net loss from discontinued operation	(144,379)	(186,626)

DYNASTY GAMING INC.
Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)  (unaudited)

5.	Discontinued Operations cont’d

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows were as follows for the interim period ended September 30, 2006:
	3 months		9 months
	$		$
Operating activities		(2,505)		1,070,810
Investing activities		13,051		5,258
Financing activities		(208,437)		(420,572)
Effect of exchange rates changes on cash and cash equivalents		6,420		(21,036)
Cash flows from discontinued operations		(191,471)		634,460

6.	Capital Stock

a)	Authorized

The Company is authorized to issue an unlimited number of common shares.

b)	Warrants and options exercised during the nine month interim period, by quarter

	Number	Average Exercise Price	Proceeds *
	#	$	$
First quarter
Warrants	343,214	0.50	188,768
Options	195,000	0.33	123,649
Second quarter
Warrants	12,500	0.50	6,875
Options	269,967	0.44	202,277
	820,681		521,569
*“Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs and warrants costs which were originally credited to other capital.

For the nine months ended September 30, 2007, as a result of the exercise of warrants and options as noted above, other capital was decreased by $159,479 with a corresponding increase to capital stock of $159,479  (December 31, 2006 - $132,426).

Issued common shares:
	September 30, 2007		December 31, 2006
	Number of shares	Book Value	Number of shares		Book Value
	#		$	#	$
Common shares, beginning of period	91,526,893	17,675,355		76,854,115		12,405,434
Issuance- private placements	-	-		12,000,000		4,008,156
Issuance- warrants and options exercised	820,681	521,569		2,672,778		1,261,765
Common shares, end of period	92,347,574	18,196,924		91,526,893		17,675,355

DYNASTY GAMING INC.
Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)  (unaudited)

7.	Stock - Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants.   Under the plan the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company.   The option price, the expiration date of each option, the vesting period and other terms and conditions relating to each option shall be determined by the Board at the time of granting.    The options are exercisable up to a maximum of 5 years after the grant.

The summarized information on options as at September 30, 2007 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$	#	#	$	#	$
$0.15 - $0.50	35,000	2.17	0.18	35,000	0.18
$0.50 - $1.00	3,062,534	3.45	0.55	2,155,033	0.54
$1.00 - $1.11	1,000,000	4.13	1.00	500,000	1.00
	4,097,534	3.61	0.66	2,690,033	0.62

On March 21, 2007, 355,000 outstanding options originally granted on May 4, 2006 at an exercise price of $1.11 were re-priced at an exercise price of $0.80.  The additional compensation cost of this re-pricing was estimated at $0.09 per share option.

The fair value compensation expense reversal recorded for the nine months ended September 30, 2007, in respect of the plan, was ($176,766) (September 30, 2006 – expense of $326,156).  The weighted average fair value of options granted during 2007 was estimated at $0.27 per share option using the Black-Scholes model on the date of grant.  The following weighted-average assumptions were used:

Risk-free interest rate	6%
Expected life	1.5 years
Expected volatility in the market price of the shares	70%
Expected dividend yield	nil

The number of options has varied as follows:
	September 30, 2007		December 31, 2006
	Number of options	Weighted average exercise price	Number of options		Weighted average exercise price
	#		$	#	$
Outstanding at beginning of period	7,887,888	0.68		2,605,749		0.44
Forfeited	(3,955,387)	0.71		(26,750)		1.05
Granted	630,000	0.76		5,749,333		0.77
Exercised	(464,967)	0.40		(440,444)		0.23
Outstanding at end of period	4,097,534	0.66		7,887,888		0.68
Options exercisable at end of period	2,690,033	0.62		2,872,334		0.62

DYNASTY GAMING INC.
Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)  (unaudited)

8.	Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	September 30, 2007		September 30, 2006
	3 months	9 months	3 months	9 months
	$	$	$	$
Direct costs paid to	-	-	139,949	211,206
Administrative costs paid to	86,400	228,816	97,900	293,900

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.      As at September 30, 2007, the Company has no accounts payable to related parties (December 31, 2006 - $3,272).

9.	Subsequent Event

 On October 6, 2006, the Company granted 2,040,000 stock options to directors, officers and consultants at an exercise price of $0.25 per option.

10.	Segmented Information

The Company operates under one operating and reporting segment as management has determined that the nature of its operations and the way management runs the business meet the aggregation criteria specified by Canadian accounting standards.

The Company’s revenues originate from the following geographical areas of operation.

	2007				2006
	UK and Europe				UK and Europe
	3 months		9 months		3 months		9 months
	$		$		$		$
License and royalty fees		-		51,740		17,792		64,090

11.	Canadian and United States Accounting Policies Differences

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  The significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP), and their effect on the consolidated financial statements, are described below:

Accumulated other comprehensive loss:

The application of U.S. GAAP requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity.

DYNASTY GAMING INC.
Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)  (unaudited)

11.	Canadian and United States Accounting Policies Differences – cont’d

Accumulated other comprehensive loss cont’d:

	September 30, 2007		September 30, 2006
	3 months	9 months	3 months	9 months
	$	$	$	$
Net loss in accordance with U.S. GAAP	(1,241,324)	(4,578,531)	(1,701,291)	(4,281,868)
Foreign currency translation adjustment	-	-	53,740	-
Accumulated other comprehensive loss	(1,241,324)	(4,578,531)	(1,645,551)	(4,281,868)

Estimated Value of Stock Options and Warrants:

Under Canadian GAAP, for awards granted to employees before January 1, 2004, the Company did not recognize any compensation cost at the time of grant or as the requisite service was rendered.  Under U.S. GAAP the company recognized the cost of the awards granted to employees before January 1, 2004 and the cost is measured based on the grant date fair value of the award.  The cumulative effect on deficit is $35,608 representing $15,083 in 2004, $14,650 in 2003 and $5,875 in 2002.

Both in 2005 and 2006 the Company allocated the proceeds of the private placements between capital stock and warrants (including broker rights) based on the estimated fair value of the warrants using the Black-Scholes model.  For Canadian GAAP, the Company used an estimated life of the warrants in the model.  For U.S. GAAP reporting purposes, the Company used the contractual term of the warrants in the model.  This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows.  According to U.S. GAAP capital stock is decreased by $1,152,179 with a corresponding increase to other capital of $1,152,179 ($1,162,850 December 31, 2006).

The impact of these allocations on June 30, 2007 and December 31, 2006 on shareholders’ equity is as follows:
	September 30, 2007		December 31, 2006
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Capital stock	18,196,924	17,044,745	17,675,355	16,512,505
Contributed surplus	120,653	120,653	120,653	120,653
Other capital	2,609,005	3,796,792	2,945,250	4,143,708
Deficit	(15,701,430)	(15,737,038)	(11,122,899)	(11,158,507)
Total shareholders’ equity	5,225,152	5,225,152	9,618,359	9,618,359

Interim Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as cash flow information related to discontinued operations.  Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP.

DYNASTY GAMING INC.
Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006
(stated in Canadian Dollars)  (unaudited)

13.	Canadian and United States Accounting Policies Differences - cont’d

	September 30, 2007		September 30, 2006
	3 months	9 months	3 months	9 months
	$	$	$	$
Cash flows from operating activities
Net loss	(1,241,324)	(4,578,531)	(1,701,291)	(4,281,868)
Stock based compensation	189,602	(176,766)	111,570	326,156
Amortization of deferred development costs	189,045	567,135	204,948	614,844
Amortization of property and equipment	51,893	124,526	18,697	61,685
Gain on sale of discontinued operations	-	-	(24,715)	(24,715)
Loss on disposal of equipment	7,743	5,719	(4,694)	(4,893)
	(803,041)	(4,057,917)	(1,395,485)	(3,308,791)
Change in non-cash working capital:
Accounts receivable	(47,116)	296,982	(265,122)	(64,905)
Prepaid expenses	21,722	131,151	80,837	12,292
Accounts payable and accrued liabilities	6,869	(422,811)	568,408	1,140,249
Deferred revenue	-	(48,908)	38,819	118,255
	(18,525)	(43,586)	422,942	1,205,891
	(821,566)	(4,101,503)	(972,543)	(2,102,900)
Cash flows from investing activities
Restricted cash	2,610	6,321	(50)	(41,270)
Restricted deposit	-	-	(160,098)	(155,418)
Net cash transferred on sale of business	-	-	(1,029789)	(1,029789)
Decrease in other receivable	-	150,000	(300,000)	(300,000)
Tax credits received for development costs	-	127,210	-	277,088
Acquisition of property and equipment	(7,368)	(235,803)	(222,720)	(406,022)
Proceeds on sale of equipment	-	-	17,250	19,650
Investment	326,408	-	-	-
	321,650	47,728	(1,695,407)	(1,635,761)
Cash flows from financing activities
Decrease in bank indebtedness	-	-	-	(85,337)
Repayment of long-term debt	-	-	(44,800)	(53,200)
Repayment of obligations under capital lease	-	-	(4,929)	(14,371)
Issuance of common shares net of costs	-	362,090	14,425	167,614
Minority interest	30	30	-	-
	-	362,120	(35,304)	14,706
Effect of exchange rates fluctuations on cash and cash equivalents	-	-	53,353	25,897
Net change in cash and cash equivalents	(499,886)	(3,691,655)	(2,649,901)	(3,698,058)
Cash and cash equivalents , beginning of period	4,359,248	7,551,017	5,005,109	6,053,266
Cash and cash equivalents , end of period	3,859,362	3,859,362	2,355,208	2,355,208